UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

☐ Form 10-K	☑ Form 10-Q	☐ Form 20-F	☐ Form 10-D	☐ Form 11-K	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: March 29, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION

Hasbro, Inc.
Full Name of Registrant

Former Name if Applicable

1027 Newport Avenue
Address of Principal Executive Office (Street and Number)

Pawtucket, Rhode Island 02861
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
(a)The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Hasbro, Inc. (“Hasbro” or the “Company”) is unable, without unreasonable effort or expense, to file its Form 10-Q for the fiscal quarter ended March 29, 2026 (the “Form 10-Q”) within the prescribed time period for the reason described below. The Company currently anticipates that it will file the Form 10-Q within the additional time provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
As previously disclosed in the Company’s Current Report on Form 8-K filed on April 1, 2026, and further described by the Company’s Current Report on Form 8-K filed on April 23, 2026, the Company identified unauthorized access to the Company’s network on March 28, 2026. Upon discovery, the Company promptly activated its security incident response protocols, implemented containment measures, including proactively taking certain systems offline, and launched an investigation with the assistance of third-party cyber-security professionals. While the Company believes the unauthorized access has been contained and is making progress in fully restoring its systems and operations, the Company has experienced delays in compiling the information required to complete the preparation, review and filing of the Form 10-Q. The unauthorized access did not impact the Company’s financial results for the first quarter.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Gina Goetter	(401)	431-8697
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s Current Report on Form 8-K filed on April 23, 2026, the Company expected revenue of approximately $970 million to $985 million and operating profit of approximately $235 million to $245 million for the fiscal quarter ended March 29, 2026, as recorded under U.S. generally accepted accounting principles ("U.S. GAAP"). Based on preliminary information, the Company now expects its results for the quarter to exceed the high end of these previously disclosed ranges. Complete financial results will be reported in conjunction with the filing of the Company’s Form 10-Q.

Safe Harbor Statement
Statements in this Form 12b-25 that are not historical facts, such as those identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “would,” and similar expressions, are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements address the Company’s expectations or beliefs concerning future events, including the Company’s investigation of and containment efforts related to the unauthorized access and its impact on the Company’s financial condition and results of operations; the timing, form and content of the Form 10-Q, expectations regarding of the Company’s first quarter 2026 earnings; and expectations for our future performance. These statements are made based on management’s views and assumptions as of the date of this Form 12b-25. Forward-looking statements by their nature address matters that are uncertain, and you are urged to view them with caution. A wide range of factors could materially affect future developments and performance, including but not limited to: the duration and magnitude of the Company's operational disruption stemming from the unauthorized access; the effectiveness of the Company's response to the unauthorized access and the business continuity plans and the ongoing assessment of the impact of the unauthorized access on its business, operations, financial results, and financial reporting; any further business disruptions from the unauthorized access and increased costs relating to the unauthorized access, including from any legal proceedings; and the accuracy of the Company's estimates and assumptions on which its preliminary financial estimates and financial projections, including any sales, margin or earnings guidance or outlook it may provide from time to time, are based. Detailed information about these and other risks is included in the Company’s Annual Report on Form 10-K for the year ended December 28, 2025, and its other reports filed with the SEC. Except as required by applicable law, we do not undertake any obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events, or otherwise.

Hasbro, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Gina Goetter
		Name:	Gina Goetter
		Title:	Chief Financial Officer and Chief Operating Officer
(Principal Financial and Principal Accounting Officer)
Date:	May 11, 2026